EXHIBIT 99.1

Sagen MI Canada Inc. and Brookfield Business Partners L.P. Announce Closing of Arrangement Transaction

BROOKFIELD, NEWS, April 01, 2021 (GLOBE NEWSWIRE) -- Sagen MI Canada Inc. (formerly Genworth MI Canada Inc.) (the “Company”) (TSX: MIC) and Brookfield Business Partners L.P. (NSYE: BBU) (TSX: BBU.UN) (“BBU”) are pleased to announce the completion of the previously announced plan of arrangement (the “Transaction”) pursuant to which BBU, together with certain of its affiliates and institutional partners (collectively, “Brookfield”), purchased all of the outstanding common shares of the Company (the “Common Shares”) that were not already owned by Brookfield at a price of C$43.50 in cash per Common Share.

The Common Shares are expected to be de-listed from the Toronto Stock Exchange (the “TSX”) at the close of business on April 6, 2021. The Company’s outstanding Class A Preferred Shares, Series 1 will remain listed on the TSX, and the Company will remain a reporting issuer in each of the provinces and territories of Canada.

In connection with the closing of the Transaction, all of the Common Shares were exchanged in a reorganization transaction pursuant to which 1,000,000 Class A Common Shares were issued to Brookfield (the “Share Exchange”), resulting in no Common Shares outstanding and Brookfield holding all of the Class A Common Shares. The Class A Common Shares will not be listed on the TSX.

About Sagen MI Canada Inc.
Sagen MI Canada Inc. (TSX: MIC), operating through its wholly owned subsidiary, Genworth Financial Mortgage Insurance Company Canada (doing business as SagenTM), is the largest private sector residential mortgage insurer in Canada. The Company provides mortgage default insurance to Canadian residential mortgage lenders, making homeownership more accessible to first-time homebuyers. The Company differentiates itself through customer service excellence, innovative processing technology, and a robust risk management framework. For more than two decades, the Company has supported the housing market by providing thought leadership and a focus on the safety and soundness of the mortgage finance system. As at December 31, 2020, the Company had C$7.5 billion total assets and C$3.9 billion shareholders' equity. Find out more at www.sagen.ca.

The Company’s head office is located at 2060 Winston Park Drive, Suite 300, Oakville, Ontario, L6H 5R7.

About Brookfield Business Partners L.P.
Brookfield Business Partners L.P. (NSYE: BBU) (TSX: BBU.UN) is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A), a leading global alternative asset manager with approximately US$600 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners L.P. is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should go to https://bbu.brookfield.com to access this information.

Required Early Warning Reporting
The Common Shares acquired by Brookfield pursuant to the Transaction were purchased by a wholly-owned subsidiary of Falcon Holding LP, an affiliate of Brookfield Business Partners L.P, for aggregate consideration of approximately C$1.6 billion. Immediately before closing of the Transaction, Brookfield indirectly held 48,944,645 Common Shares, representing approximately 56.6% of the issued and outstanding Common Shares. As a result of the closing of the Transaction, and immediately prior to the Share Exchange, Brookfield indirectly held 86,407,979 Common Shares representing 100% of the issued and outstanding Common Shares. After giving effect to the Share Exchange, Brookfield indirectly holds 1,000,000 Class A Common Shares, representing 100% of the issued and outstanding Class A Common Shares.

An amended early warning report will be filed by Brookfield with applicable Canadian securities regulatory authorities. To obtain copies of the early warning report, please contact Alan Fleming, Brookfield Business Partners, 416-645-2736.

The head office of Brookfield is located at Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

Caution regarding forward-looking information and statements

Certain statements made in this news release contain forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). When used in this news release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Specific forward-looking statements in this document include, but are not limited to, statements with respect to the de-listing of the Common Shares on the TSX.
Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

For more information, please contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Alan Fleming Tel: (416) 645-2736 Email: alan.fleming@brookfield.com